UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2013

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on April 24, 2013 announcing earnings results of its first quarter ended March 31, 2013.

The GAAP financial statements in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: April 24, 2013

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the First
Quarter Ended March 31, 2013

Quarterly Revenues Increase 12% Year-Over-Year;

Company Reiterates Annual Guidance

Burlington, MA, April 24, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the first quarter ended March 31, 2013.

Highlights

•	Revenues were $24.5 million (12% year-over-year growth);
•	GAAP EPS $0.00; Non-GAAP EPS $0.02;
•	Total cash and investments grew to $60.3 million;
•	Cash from operations was $3.8 million;
•	Reiterated guidance for 2013;
•	Cash dividend continues; $0.08 quarterly payment declared.

For the first quarter ended March 31, 2013, total revenues were $24.5 million, up 12% from $21.8 million in the first quarter of 2012. Net income for the first quarter of 2013 was $0.1 million, or $0.00 per fully diluted share, compared to net income of $0.7 million, or $0.02 per fully diluted share, for the same period last year. Non-GAAP net income for the quarter was $0.8 million, or $0.02 per fully diluted share, compared to $1.3 million, or $0.04 per fully diluted share, for the same period last year.

Software license revenues for the first quarter of 2013 were $7.0 million, up 10% compared with software license revenues of $6.4 million for the same period last year. Service and maintenance revenues were $17.5 million, up 13% compared with service and maintenance revenues of $15.4 million in the same period last year.

Gross profit in the first quarter of 2013 was $14.2 million, or 58% of revenues, compared to $12.4 million, or 57% of revenues, in the same period last year.

Net cash provided by operating activities was $3.8 million during the first quarter of 2013. Following a $2.5 million cash dividend payment, cash, cash equivalents and short and long-term investments at the end of the first quarter of 2013 were $60.3 million, an increase of $0.9 million compared to the end of the fourth quarter of 2012.

Management Commentary

“We continue to execute on our strategy to accelerate annual growth by over 20%. In order to achieve both our short- and long-term goals, investments in product development and global territory expansion initiatives continue. These investments impacted our profitability in the first quarter; however, we anticipated some level of quarterly fluctuation in our earnings projections and remain confident in our strategy. Based on our progress through the first quarter we are reiterating revenue and EPS guidance for 2013,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO.

“We are very encouraged by the progress we have made in the enterprise mobility market. The ClickAppStore now contains what we believe is the largest collection in the industry of enterprise mobility apps for the mobile worker. Continued investment in our App Factories will further enrich our offerings and solidify our leadership position for the future. These apps were designed to run on any mobility infrastructure platform, such as those of IBM and SAP. Additionally, being device agnostic, they can run on Apple’s iPhones and tablets, Android devices, the new Blackberry, and soon on Windows 8. In the first quarter most new customers included our mobility solution in their order, and we also won a substantial contract with a customer for a stand-alone mobility solution, following a very competitive evaluation process. On the territory side, our first quarter results in Europe and demand metrics show encouraging signs that Europe may be recovering. Also, our hiring in the new territories – Latin America and Russia - is nearly complete. Our pipeline went up considerably compared to the same quarter last year, and all indications to date give us confidence about our growth opportunities in 2013 and beyond,” Dr. BenBassat concluded.

Financial Outlook

ClickSoftware reiterates the previously provided full year 2013 guidance. Revenues are expected to be in the range of $120 to $125 million, representing about 20% to 25% growth over 2012. Non-GAAP fully diluted earnings per share for 2013 is expected to be in the range of $0.24 to $0.30, which excludes share-based compensation, deferred taxes expense and amortization of intangible assets costs of approximately $0.08, $0.01 and $0.01 per fully diluted share respectively. GAAP fully diluted earnings per share is expected to be in the range of $0.14 to $0.20.

Cash Dividend

ClickSoftware also announced today that on April 23, 2013, its Board of Directors approved a $0.08 per share dividend to be paid on May 22, 2013 to all shareholders of record as of the close of business on May 8, 2013. The dividend will be paid net of any required tax. The Company does not have a formal policy governing the amounts and payment of dividends, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, previous years retained earnings tax and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2013 revenues and GAAP and non-GAAP earnings per share, visibility into future periods and pipeline, recovery in Europe, plans for investments and future rates of growth and expectations of future cash flows and dividends. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2013		March 31, 2012
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$7,039	29%	$6,418	29%
Services	17,501	71%	15,430	71%
Total revenues	24,540	100%	21,848	100%

Cost of revenues:
Software license	1,057	4%	925	4%
Services	9,270	38%	8,484	39%
Total cost of revenues	10,327	42%	9,409	43%

Gross profit	14,213	58%	12,439	57%

Operating expenses:
Research and development costs, net	3,705	15%	2,671	12%
Selling and marketing expenses	8,456	34%	7,334	34%
General and administrative expenses	2,053	8%	1,942	9%

Total operating expenses	14,214	58%	11,947	55%

Operating income (loss)	(1)	0%	492	2%
Interest income, net	273	1%	199	1%

Net income before taxes	$272	1%	$691	3%
Tax expense (benefit), net	187	1%	(10)	0%

Net income	$85	0%	$701	3%

Net earnings per ordinary share:

Basic	$0.00		$0.02

Diluted	$0.00		$0.02
Shares used in computing basic net income per share	31,688,726		31,414,538
Shares used in computing diluted net income per share	32,899,269		32,983,126

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,092	$12,793
Deposits	23,828	30,310
Marketable securities	17,737	15,635
Trade receivables, net	19,324	21,792
Deferred taxes	860	220
Other receivables and prepaid expenses	4,409	3,398
Total current assets	84,250	84,148
LONG TERM ASSETS
Property and equipment, net	4,369	4,206
Deposits	631	621
Other receivables and prepaid expenses	254	275
Deferred taxes	1,310	1,230
Intangible assets, net	322	452
Goodwill	1,572	1,572
Severance pay funds	2,078	1,965
Total long term assets	10,536	10,321
Total Assets	$94,786	$94,469
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$12,561	$16,536
Deferred revenues	14,338	9,047
Total current liabilities	26,899	25,583

LONG TERM LIABILITIES
Accrued severance pay	4,604	4,465
Deferred revenues	1,187	1,503
Total long term liabilities	5,791	5,968
Total liabilities	32,690	31,551
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	133	132
Additional paid-in capital	88,491	87,566
Accumulated deficit	(27,750)	(25,296)
Accumulated other comprehensive income	1,265	559
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	62,096	62,918
Total Liabilities and shareholders' equity	$94,786	$94,469

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended
	March 31, 2013	March 31, 2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$85	$701
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	582	490
Amortization of deferred compensation	569	548
Amortization of acquired intangible assets	130	241
Severance pay, net	26	204
Gain on marketable securities	(152)	(80)
Other	46	-
Changes in operating assets and liabilities:
Trade receivables	2,468	1,573
Deferred taxes	(720)	(160)
Other receivables	(284)	(1,114)
Accounts payable and accrued expenses	(3,975)	(1,549)
Deferred revenues	4,975	1,279
Net cash provided by operating activities	$3,750	$2,133

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(791)	(882)
Increase in deposits	6,472	2,068
Investments in marketable securities	(3,752)	(139)
Proceeds from sale of marketable securities	1,802	607
Net cash provided by investment activities	$3,731	$1,654

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(2,539)	(2,536)
Employee options exercised	357	430
Net cash used in financing activities	$(2,182)	$(2,106)

INCREASE IN CASH AND CASH EQUIVALENTS	5,299	1,681
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,793	14,683
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,092	$16,364

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	March 31, 2013		March 31, 2012
	$	% of Revenues	$	% of Revenues
GAAP Net income	$85	0%	$701	3%
Share-based compensation (1)	569		548
Amortization of intangible assets (2)	130		241
Tax payment for previous years retained earnings*	744		-
Deferred taxes	(720)		(160)
Non-GAAP Net income	$808	3%	$1,330	6%

GAAP Earnings per share (diluted)	$0.00		$0.02
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.00		0.00
Tax payment for previous years retained earnings *	0.02		0.00
Deferred taxes	(0.02)		0.00
Non-GAAP Earnings per share (diluted)	$0.02		$0.04

(1) Share-based compensation:
Cost of services	$79		$59
Research and development costs, net	61		49
Selling and marketing expenses	152		117
General and administrative expenses	277		323
	$569		$548
(2) Amortization of intangible assets:
Cost of revenues	$101		$211
Research and development costs, net	29		30
	$130		$241

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law